                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  June, 2006

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.     Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     NEUROCHEM INC.
June 12, 2006

                                     By: /s/ David Skinner
                                         ---------------------------------------
                                         David Skinner, Vice President
                                         General Counsel and Corporate Secretary

                                                   NEUROCHEM INC.
                                                   275 Armand-Frappier Blvd.
[NEUROCHEM (LOGO)]                                 Laval, Quebec, Canada H7V 4A7
________________________________________________________________________________

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, PhD                                           Tel: (450) 680-4570
Vice President, Corporate Communications                   lhebert@neurochem.com
                                                           ---------------------




                   NEUROCHEM ANNOUNCES AWARD DENYING MAJORITY
                               OF IMMTECH'S CLAIMS


LAVAL, QUEBEC, JUNE 12, 2006 -- Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) announced today that an arbitral tribunal (the "Tribunal") of the International Chamber of Commerce Court of Arbitration (the "ICC") has issued its Final Award ("Award") in the arbitration dispute involving Neurochem Inc. and Neurochem (International) Limited (collectively, "Neurochem") and Immtech Pharmaceuticals, Inc. (formerly known as Immtech International, Inc. ("Immtech")). The dispute concerns an agreement entered into between Immtech and Neurochem Inc. in April 2002 (the "Agreement") under which Neurochem Inc. had the right to apply its proprietary anti-amyloid technology to test certain compounds to be provided by Immtech. The ICC denied the majority of Immtech's claims.

ABOUT THE AWARD

The Tribunal held that Neurochem did not misappropriate any of Immtech's compounds, information or trade secrets and that Immtech was not entitled to any interest in, or assignment of, Neurochem's patent applications. While the Tribunal found that Neurochem had breached certain sections of the Agreement, Immtech was awarded a total of U.S.$35,000 in damages, plus interest, in connection with a disputed milestone payment, and not the compensatory damages of up to U.S.$50 million or the punitive damages that Immtech had been claiming. The Tribunal denied Immtech's various other claims, including those based on fraud, negligence, breach of fiduciary relationship and unjust enrichment. The Tribunal also denied Neurochem's counterclaims and awarded Immtech only a portion of the arbitration costs and of Immtech's related legal fees. In total the Tribunal awarded Immtech approximately U.S.$1.9 million.

Dr. Francesco Bellini, Chairman, President and CEO of Neurochem Inc. commented:
"We at Neurochem are clearly pleased with the Award which denies the majority of Immtech's claims against Neurochem. I want to emphasize that Neurochem continues to devote its focused attention on achieving the key goal of fighting unmet medical needs, such as Amyloid A Amyloidosis and Alzheimer's disease, by advancing innovative therapeutic medicines to patients and their health care providers, with the objective of delivering long-term growth and maximizing shareholder value."

ABOUT THE DISPUTE

Following an initial period of communications between the parties regarding the dispute, in August 2003, Immtech filed a lawsuit in the Federal District Court for the Southern District of New York ("District Court") against Neurochem Inc. alleging breach of contract, fraud, trade secret misappropriation and various other alleged torts for which Immtech sought preliminary and permanent injunctive relief (including a permanent assignment of the patent applications covering Neurochem's use of amidine compounds for the treatment and/or diagnosis of amyloid related disorders) and monetary damages. In January 2004, Neurochem filed motions with the District Court to compel Immtech to arbitrate its disputes pursuant to the Agreement. Immtech filed a new complaint in the District Court in which it was joined by Georgia State University Research Foundation Inc. and The University of North Carolina at Chapel Hill (collectively, the "Universities") as party plaintiffs and in which Neurochem (International) Limited was added as a defendant. In the new complaint, Immtech and the Universities collectively asserted causes of action against Neurochem for breach of contract, fraud, trade secret misappropriation and various other alleged torts. Thereafter, the District Court granted Neurochem's motion to compel Immtech to submit its claims to arbitration and to stay the Universities' claims pending the outcome of arbitration. Arbitration discovery and an evidentiary hearing concluded in September 2005. A status conference before the District Court is presently scheduled for the end of July, 2006.

Neurochem is being represented in the lawsuit in the District Court and was represented throughout the arbitration by Neurochem's outside legal counsel Morgan, Lewis & Bockius LLP, led by Intellectual Property Litigation partner Robert Graham Gibbons; partners David Leichtman and Robert Hornick and Senior Counsel Elizabeth Weimar were also part of the Morgan Lewis team.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (Fibrillex(TM)) is designated as an orphan drug, is a Fast Track product candidate and is also part of FDA Continuous Marketing Application Pilot 1 and Pilot 2 programs. In April 2006, the FDA confirmed the filing and awarded Priority review to a New Drug Application for Fibrillex(TM). Tramiprosate (Alzhemed(TM)), for the treatment of Alzheimer's disease, is currently in Phase III clinical trials in both North America and Europe, and tramiprosate (Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1-877-680-4500 or visit our Web Site at www.neurochem.com.


Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.